                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                    Form 11-K




              [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002

                                       or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                 For the transition period from ______ to ______


                         Commission file number 0-13818



                 POPULAR, INC, U.S.A. PROFIT SHARING/401(k) PLAN

               (Full title of the Plan and address of the Plan, if
                 different from that of the issuer named below)



                                  POPULAR, INC.


                             209 MUNOZ RIVERA AVENUE
                           HATO REY, PUERTO RICO 00918


             (Name of issuer of the securities held pursuant to the
               plan and the address of principal executive office)

POPULAR, INC. U.S.A. PROFIT SHARING/401(k) PLAN
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2002 AND 2001

POPULAR, INC. U.S.A. PROFIT SHARING/401(k) PLAN
TABLE OF CONTENTS
--------------------------------------------------------------------------------



                                                                                                            PAGE(S)

Report of Independent Auditors                                                                                1

Financial Statements

   Statements of Net Assets Available for Benefits                                                            2

   Statement of Changes in Net Assets Available for Benefits                                                  3

   Notes to Financial Statements                                                                            4-9

Supplemental Schedule:*

   Exhibit I: Schedule of Assets Held for Investment Purposes                                                11


* Other supplementary schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                         REPORT OF INDEPENDENT AUDITORS



To the Participants and Administrator of Popular, Inc. U.S.A. Profit Sharing/401(k) Plan



In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, information regarding the net assets available for benefits of Popular, Inc. U.S.A. Profit Sharing/401(k) Plan (the "Plan") at December 31, 2002 and 2001 and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers, LLP
    ----------------------------
    PricewaterhouseCoopers, LLP
    New York, New York


June 30, 2003

POPULAR, INC. U.S.A. PROFIT SHARING/401(k) PLAN                               2
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
-------------------------------------------------------------------------------


                                                       DECEMBER 31,
                                                    2002           2001
                                                -----------   -----------


ASSETS

Investments at fair value (see Note 4)          $35,201,894   $31,130,282

Cash                                                 13,132           100

Receivables:
  Employer's contribution                           620,004       828,900
  Participants' contributions                       118,902        15,965
  Interest and other receivables                     12,279        10,026
  Due from broker for securities sold                   798            --
                                                -----------   -----------
        TOTAL RECEIVABLES                           751,983       854,891
                                                -----------   -----------
        TOTAL ASSETS                             35,967,009    31,985,273
                                                -----------   -----------
LIABILITIES

Refundable contributions                        $   182,454   $   276,511
Due to broker for securities purchased              184,176            --
Distributions payable                                    --        31,186
                                                -----------   -----------
        TOTAL LIABILITIES                           366,630       307,697
                                                -----------   -----------
        NET ASSETS AVAILABLE FOR BENEFITS       $35,600,379   $31,677,576
                                                ===========   ===========


              See accompanying notes to the financial statements.

POPULAR, INC. U.S.A. PROFIT SHARING/401(k) PLAN                               3
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------



Additions to net assets attributed to:
  Investment income:
     Net appreciation in fair value of investments (See Note 4)          $     1,588,838
     Dividends                                                                   197,382
     Interest income, participants' loans                                         78,761
     Interest income, investments                                                 77,636
                                                                         ---------------
                                                                               1,942,617
                                                                         ---------------
Contributions:
  Participants                                                                 3,824,765
  Rollovers from external sources                                                450,374
  Employer                                                                     2,065,361
  Transfers in - other plans                                                   1,014,942
                                                                         ---------------
                                                                               7,355,442
                                                                         ---------------
        TOTAL ADDITIONS                                                        9,298,059
                                                                         ---------------
Deductions from net assets attributed to:
  Benefits paid to participants                                                5,186,102
  Refunded contributions                                                         182,454
  Administrative expenses                                                          6,700
                                                                         ---------------
        TOTAL DEDUCTIONS                                                       5,375,256
                                                                         ---------------
        INCREASE IN NET ASSETS                                                 3,922,803

Net assets available for benefits:
  Beginning of year                                                           31,677,576
                                                                         ---------------
  End of year                                                            $    35,600,379
                                                                         ===============


              See accompanying notes to the financial statements.

POPULAR, INC. U.S.A. PROFIT SHARING/401(k) PLAN                               4
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

     The following brief description of the Popular, Inc. U.S.A. Profit Sharing/401(k) Plan (the "Plan") provides only general information. Popular, Inc. is the sponsor of the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     GENERAL

     Pioneer Bank & Trust Company Profit Sharing Plan (the "Pioneer Plan") was established on January 1, 1972, as a qualified defined contribution plan. The Pioneer Plan was amended and restated, effective January 1, 1976 and again restated, effective July 1, 1982, to comply with the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). On July 1, 1989, the Pioneer Plan was amended to include a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code ("401(k)"). The Pioneer Plan sponsor was Banco Popular, Illinois, a wholly-owned subsidiary of Popular, Inc.

     On March 1, 1997, the Pioneer Plan was restated and converted into a defined contribution participant-directed plan under the name of BanPonce U.S.A. Profit Sharing/401(k) Plan. On October 14, 1998, certain provisions related to rollover contributions and distributions of the Plan were amended.

     During 1998 the employees of Banco Popular, Illinois, Banco Popular, California, N.A., Banco Popular, Florida, N.A., Banco Popular, Texas N.A., Popular Leasing U.S.A., Inc. and Banco Popular, FSB participated in the Plan.

     Effective January 1, 2000, the entities participating in the Plan merged to form a single banking entity under the name of Banco Popular North America (the "Bank").

     On January 1, 2000 employees from the Bank, Banco Popular, N.A. (Texas), First State Bank of Southern California and Gore Bronson Bancorp became eligible to participate in the Plan. The Plan was also amended to allow for additional discretionary contributions to be made to the Plan on behalf of participants who were employees of the New York branch of Banco Popular de Puerto Rico on December 31, 1998.

     On April 30, 2000, the BanPonce U.S.A. Profit Sharing/401(k) Plan adopted the name of Popular, Inc. U.S.A. Profit Sharing/401(k) Plan.

     During 2000, the Plan was amended to allow for a merger of assets from Citizens National Bank Profit Sharing Savings Plan with total assets of $607,998, Banco Popular de Puerto Rico Employee Stock Plan with total assets of $5,445,596 and the Gore Bronson Bancorp Profit Sharing Plan and Trust with total assets of $509,895.

     Effective January 1, 2001, the Plan was amended to allow participation by employees of Banco Popular de Puerto Rico (BPPR) that are employed in the Virgin Islands (VI) or British Virgin Islands (BVI). These employees can contribute from 1% to 10% of eligible pre-tax annual compensation (post tax for BVI employees) up to IRS limits. The Bank contributes 50 cents for each dollar the employee contributes up to 2% of their eligible compensation that has been invested in Popular Inc. Common Stock subject to compliance with certain requirements as outlined in the Plan. Assets from the prior plan were transferred in 2001.

POPULAR, INC. U.S.A. PROFIT SHARING/401(k) PLAN                               5
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


     Effective August 1, 2001, Article 9 of the Plan was amended by adding
     Section 9.4 that allows a participant who has attained age 59 1/2 to elect to receive 100% of the value of his before-tax deposit account and his after-tax deposit account and the vested portion of Matching Employer Contributions.

     Effective February 13, 2002, US employees of Popular Insurance, Inc. were eligible to participate in the plan as of September 25, 2001.

     On February 19, 2002, a restated plan was submitted to the IRS for a new determination letter. The restated plan incorporates prior amendments. In addition the plan extends benefits to employees of the GM Group in the United States as of July 1, 2001 and Popular Insurance Inc. employees in the United States as of September 25, 2001.

     Effective April 1, 2002, the Ivy International Fund was replaced by the Templeton Foreign Fund. In addition, three new funds were added; Fidelity Advisor Equity Growth Fund, Marshall Mid-Cap Value Fund and Strong Advisor Small Cap Value Fund.

     Effective August 1, 2002, the Capital Bank Plan, with assets of $1,014,942, was merged into the Plan.

     Effective December 12, 2002 the plan was amended to conform to the Economic Growth and Tax Relief Reconciliation Act of 2001 and to allow for amendment to eliminate the option of annuity for distribution.

     The Plan is subject to the provisions of ERISA.

     ELIGIBILITY AND VESTING

     Prior to September 1, 2000, employees were automatically enrolled in the Plan upon the first day of the month coinciding with or next following the date they became an employee. Beginning September 1, 2000, employees are automatically enrolled into the Plan upon the first day of the month following 30 days of service. Participants are immediately vested in their voluntary contributions and earnings thereon. Vesting in the Bank's matching and discretionary contribution portion of their account plan plus actual earnings thereon is based on years of credited service. A participant begins to vest in the Plan according to the following table:



                YEARS OF CREDITED SERVICE              VESTING PERCENTAGE

                    Less than 2                                0%
                      2                                       25
                      3                                       50
                      4                                       75
                      5 or more                              100




     CONTRIBUTIONS

     Each year, employees may contribute from 1% to 10% of eligible pre-tax annual compensation up to a maximum of $11,000 based on IRS limitations, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

     The Bank contributes 50 cents for each pre-tax $1 contributed by an employee. Additionally, the Bank contributes 50 cents for each pre-tax $1 contributed by an employee that has been invested in the Popular, Inc. Common Stock Fund, subject to compliance with certain requirements defined in the

POPULAR, INC. U.S.A. PROFIT SHARING/401(k) PLAN                               6
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     Plan agreement. Total contributions from the Bank will not exceed 6% of the employee's pre-tax compensation. The Bank will also make a profit sharing contribution in an amount determined by the Board of Directors of the Bank. The Bank's profit sharing and 401(k) matching contribution is limited to the total amount which the Bank can deduct for federal income tax purposes.

     PARTICIPANT ACCOUNTS

     As of the last day of each quarter, net earnings or losses are allocated among eligible participants in proportion to their account balances relative to the total of all such account balances as of the previous valuation date, adjusted for distributions and employee contributions. As of the last day of the Plan year, the Bank's profit sharing contribution is allocated to participant accounts based upon the participants' eligible compensation, as defined, and subject to compliance with certain requirements included in the Plan agreement.

     As of the last day of the plan year, the Bank's additional matching contribution is allocated based on each employee's contribution, as described above. The Bank's contributions plus the employee's after-tax and pre-tax contributions are limited to the lesser of 25% of the employee's eligible compensation or a maximum amount set annually by federal authorities.

     INVESTMENT OPTIONS

     Upon enrollment in the Plan, a participant may direct his/her investments and reinvestments, other than his/her Bonus Matching Contribution, into any of the following investment options. As noted earlier, the Bank switched its foreign fund option from Ivy International Fund to Templeton Foreign Fund and added three new funds during the plan year.

     M&I STABLE PRINCIPAL FUND: This fund's objective is to maintain safety of principal while generating a level of current income generally exceeding that of a money market fund. This fund primarily invests in traditional and synthetic investment contracts.

     PIMCO TOTAL RETURN FUND: This fund invests mainly in fixed income securities, seeking maximum return, consistent with preservation of capital and prudent investment management.

     VANGUARD WELLINGTON INCOME FUND: This fund seeks to conserve capital and to provide moderate long-term growth in capital and income by investing in common stocks and debt securities.

     DAVIS NEW YORK VENTURE FUND: This fund's investment objective is growth of capital. The fund ordinarily invests in common stocks.

     T. ROWE PRICE MID-CAP GROWTH FUND: This fund seeks long-term capital appreciation through investments in medium-sized growth companies.

     FIDELITY GROWTH & INCOME FUND: This fund seeks long-term growth, current income and long-term growth of income consistent with reasonable investment risk by investing in common stocks and corporate bonds.

     VANGUARD S&P 500 INDEX FUND: This fund seeks investment results that correspond to the price and yield performance of the S&P 500 Index.

     IVY INTERNATIONAL FUND: This fund invests in foreign stocks, seeking long-term capital growth. This fund was no longer available to participants effective April 1, 2002. All holdings were transferred to Templeton Foreign Fund.

POPULAR, INC. U.S.A. PROFIT SHARING/401(k) PLAN                               7
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     FIDELITY ADVISOR EQUITY GROWTH FUND: This fund became available to participants on April 1, 2002. This fund seeks capital appreciation by investing in large capital common stocks with strong growth potential.

     MARSHALL MID-CAP VALUE FUND: This fund became available to participants on April 1, 2002. This fund seeks capital appreciation and income by investing in companies with mid capitalization value traits.

     STRONG ADVISOR SMALL CAP VALUE FUND: This fund became available to participants on April 1, 2002. This fund seeks capital growth by investing in equity securities of undervalued small capitalization companies.

     TEMPLETON FOREIGN FUND: This fund became available to participants on April 1, 2002. This fund seeks long term growth by investing primarily in equity securities of companies located outside the U.S. including emerging markets.

     POPULAR INC. COMMON STOCK FUND: This fund is primarily invested in Popular Inc. Common Stock and cash.

     PARTICIPANT LOANS

     Participants may borrow against their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of the vested portion of the participant's equity in the Plan. Loans are charged a reasonable interest rate, which is determined by the Plan Committee and which meets all regulatory requirements.

     DISTRIBUTIONS

     Distributions may occur for termination, retirement, disability, or death. The Plan provides that benefits be distributed in one of the following manners as selected by the participant or beneficiary: (a) payment in one single sum; or (b) payment in substantially equal installments determined by the participant or beneficiary.

     PLAN TERMINATION

     Although it has not expressed any intent to do so, the sponsor may terminate the Plan for any reason at any time, in which event there shall be no employer duty to make contributions. In the event of termination, all participants become fully vested and have a nonforfeitable right to their full account balance.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. A description of the more significant accounting policies follows.

     VALUATION OF INVESTMENTS

     Plan investments are stated at fair value, with the exception of M&I Stable Principal Fund that is stated at contract value, which approximates fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Popular Inc. Common Stock is valued at its quoted market price.

POPULAR, INC. U.S.A. PROFIT SHARING/401(k) PLAN                               8
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


     The registered investment companies retain and reinvest all dividends. Such undistributed income is included in the statement of changes in net assets available for benefits and is recorded as an increase in the cost basis of fund units held at year end in the statement of net assets available for benefits.

     Temporary investments are stated at cost, which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis.

     INVESTMENT INCOME

     Net gain on investments is a combination of net realized gains (losses) and the change in unrealized appreciation (depreciation) from the previous year-end. Dividends are recorded on the ex-dividend date. Interest income on temporary investments is recorded on the accrual basis.

     ADMINISTRATIVE EXPENSES

     Legal and other administrative expenses are paid by the Bank and, accordingly, have not been reflected in the Plan's financial statements.

     PAYMENT OF BENEFITS

     Benefits are recorded when paid.

     FORFEITED ACCOUNTS

     Forfeited nonvested accounts totaled $539,749 and $308,284 at December 31, 2002 and 2001, respectively. These accounts were used to reduce Employer contributions.

     REFUNDABLE CONTRIBUTIONS

     Refundable contributions totaled $182,454 and $282,187 at December 31, 2002 and 2001, respectively. These excess contributions arise as a result from failing non-discrimination tests in accordance with the Internal Revenue Service Regulations.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

     RISKS AND UNCERTAINTIES

     The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

POPULAR, INC. U.S.A. PROFIT SHARING/401(k) PLAN                               9
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.   INCOME TAXES

     The Popular, Inc. U.S.A. Profit Sharing/401(k) Plan received a favorable determination letter from the Internal Revenue Service, dated April 7, 1999, indicating that it qualified under Section 401(a) of the Internal Revenue Code (IRC). The Plan has been restated since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. A request for a new determination letter was submitted to the IRS on February 19, 2002.

POPULAR, INC. U.S.A. PROFIT SHARING/401(k) PLAN                              10
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.   INVESTMENTS HELD

     Investments held by the Plan are summarized below. Those investments that represent 5 percent or more of the Plan's net assets at the end of the year are noted with an asterisk (*).



                                                  DECEMBER 31, 2002            DECEMBER 31, 2001
                                             SHARES/UNITS  FAIR VALUE     SHARES/UNITS    FAIR VALUE

Shares of registered
  investment companies:
M&I Stable Principal Fund                     2,160,338   $  2,160,338    * 1,327,272   $  1,327,272
PIMCO Total Return Fund                         176,628      1,884,620    *   101,683      1,063,602
Vanguard Wellington
  Income Fund                                   107,744      2,646,204    *   103,056      2,809,310 *
Davis New York Venture Fund                      63,614      1,332,089         73,627      1,872,333 *
T. Rowe Price Mid-Cap
  Growth Fund                                    47,644      1,478,893         49,789      1,961,685 *
Fidelity Growth & Income Fund                    31,879        966,259         30,053      1,123,385
Vanguard S&P 500 Index Fund                      16,889      1,370,476         15,566      1,648,331 *
Ivy International Fund                               --             --         22,431        464,088
Fidelity Advisor Equity Growth
  Fund                                              279          9,424             --             --
Marshall Mid-Cap Value Fund                       3,596         37,840             --             --
Strong Advisor Small Cap Value
  Fund                                           10,420        197,756             --             --
Templeton Foreign Fund                           46,672        387,846             --             --
Popular Inc. Common Stock
  Fund                                          560,310     21,863,326    *   546,981     18,021,051 *
Popular Inc. Common Stock                            --             --            120          3,489

                                                          ------------                  ------------
                                                            34,335,071                    30,294,546
Participant loans                                              866,823                       835,736
                                                          ------------                  ------------
TOTAL                                                     $ 35,201,894                  $ 31,130,282
                                                          ============                  ============


     During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $1,588,838 as follows:



Mutual funds                                                                            $ (1,360,815)
Common stock fund                                                                          2,949,653
                                                                                        ------------
                                                                                        $  1,588,838
                                                                                        ------------

     The M&I Stable Principal Fund is fully benefit responsive. The average yield for the year ended December 31, 2002 was 4.93%. The crediting interest rate as of December 31, 2002 was 5.23%. The frequency and basis for determining the crediting interest rate resets are daily and accrual/units, respectively. There are no valuation reserves recorded to adjust the contract amounts. There is no minimum crediting interest rate under the terms of the contracts. There are no limitations or guarantees on the contracts.

POPULAR, INC. U.S.A. PROFIT SHARING/401(k) PLAN                              11
SUPPLEMENT SCHEDULE H, LINE 4I
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2002                                                     EXHIBIT I
--------------------------------------------------------------------------------


                                                              (c) DESCRIPTION OF
                                                              INVESTMENT INCLUDING
                  (b) IDENTITY OF ISSUE,                     MATURITY DATE, RATE OF
                     BORROWER, LESSOR,                        INTEREST, COLLATERAL,                            (e) CURRENT
(a)                  OR SIMILAR PARTY                         PAR, OR MATURITY VALUE            (d) COST           VALUE
---           -----------------------------               ------------------------------       -----------      -----------

*             M&I Stable Principal Fund                                2,160,336 shares        $ 2,160,338      $ 2,160,338
              PIMCO Total Return Fund                                    176,628 shares          1,867,017        1,884,620
              Vanguard Wellington Income Fund                            107,744 shares          3,047,364        2,646,204
              Davis NY Venture Fund                                       63,614 shares          1,524,661        1,332,089
              T. Rowe Price Mid-Cap Growth Fund                           47,644 shares          1,621,457        1,478,893
              Fidelity Growth & Income Fund                               31,879 shares          1,256,208          966,259
              Vanguard S&P 500 Index Fund                                 16,889 shares          1,899,156        1,370,476
              Fidelity Advisor Equity Growth Fund                            279 shares              9,885            9,424
              Marshall Mid-Cap Value Fund                                  3,596 shares             39,989           37,840
              Strong Advisor Small Cap Value Fund                         10,420 shares            222,529          197,756
              Templeton Foreign Fund                                      46,672 shares            447,313          387,846
*             Popular Inc. Common Stock Fund                             560,310 units          15,773,779       21,863,326
*             Participant Loans                            Interest rates range between
                                                                         6.25% and 11.50%          866,823          866,823
                                                                                               -----------      -----------
              Total                                                                            $30,736,519      $35,201,894
                                                                                               -----------      -----------


* Party in interest to the Plan

                                    SIGNATURE



     Pursuant to the requirement of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                           POPULAR, INC. U.S.A. PROFIT SHARING/401(k) PLAN
                                           (Name of Plan)



                                    By: /s/ Pamela Kulnis
                                       -------------------------------------
                                       Pamela Kulnis
                                       Authorized Representative





Dated:   June 30, 2003





                                 EXHIBIT INDEX

Exhibit

Exhibit 23     Consent of Independent Auditors

Exhibit 99     Section 906 Certification